January 14, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Alan Campbell

Re:	Syros Pharmaceuticals, Inc,

Registration Statement on Form S-3

File No. 333-251941

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Syros Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-251941), so that it may become effective at 9:00 a.m., Eastern Time, on January 19, 2021, or as soon as practicable thereafter.

Very truly yours, SYROS PHARMACEUTICALS, INC.

By:	/s/ Gerald E. Quirk
Name: Gerald E. Quirk
Title: Chief Legal & Administrative Officer